August 30, 2022

Pieter van Niekerk

Chief Financial Officer

Medinotec Inc.

Northlands Deco Park

10 New Market Street

Stand 299 Avant Garde Avenue

North Riding 2169

Re: Medinotec Inc.

Amendment No. 1 to Registration Statement on Form S-1 Filed August 4, 2022

File No. 333-265368

Dear Mr. van Niekerk:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 28, 2022, letter.

Amendment No. 1 to Registration Statement on Form S-1 Summary

Organizational Structure, page 1

1.	We reissue comment 9 in part, as your diagram does not include all the entities listed in our comment or in the filing. In particular, please clearly and concisely revise your disclosure in this section of the Summary to briefly describe the relationships between the Medinotec Group of Companies and each of the Minoan entities and DISA Life Sciences, respectively.

In response to this comment, the Company included additional disclosure and a diagram concerning the relationships between the Medinotec Group of Companies and other entities discussed in the filing.

Business Summary, page 3

2.	We reissue comment 3. Disclose that until the parent company realizes its business plan and becomes operational, you will rely on your subsidiaries for cash. Disclose whether you have been restricted in time or amount on the transfer of cash from your subsidiaries in the past. Disclose whether the South African authorities may disallow a transfer and how long they may suspend or delay a transfer. Add a risk factor addressing these risks and highlight these risks in your summary. Tell us what, if any, other material restrictions South Africa places on your ability to do business. We note, for example, your representation on the board of DISA Life Sciences appears to be a requirement. Please advise.

In response to this comment, the Company disclosed that it has sufficient cash available from its private fundraising to fund the operations in America. If for some reason there is a time delay and the funding raised during the private placement is not enough, to realize the business plan of the parent, the operating subsidiary in South Africa would be its only source of cashflow to sustain the Medinotec Group of Companies. The Company also discussed the potential areas associated with delays, occurring mainly in connection with management fees, loans and dividends, as well as the sources of information upon which this information was based. The South African authorities do have the ability to disallow a transfer or to delay a transfer based on the requirements the Company included in a table. The Company has never been disallowed of a transfer, but it has been delayed.

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3.	We note your response to prior comment 4 and reissue in part. With respect to your products that have not yet received FDA approval, please balance any statements about your expectations of their future contribution to your company with the reality that they may not obtain FDA-approval in the time frame you anticipate and may never obtain FDA-approval. Please also refrain from stating that you "do not foresee any material objections by the FDA", you "do not anticipate any regulatory push back", that "the risk in not achieving appropriate regulatory approvals is minimal" and any similar claims as such statements are speculative.

In response to this comment, the Company included a cautionary statement that it cannot assure investors that the Company may obtain FDA-approval in the time frame it anticipates and may never obtain FDA-approval. The Company analyzed each drug candidate and avoided speculative language about the FDA approval process as suggested.

4.	We note the revised disclosure on page 5 in response to comment 8 and reissue the comment. As you are not raising funds in this offering, revise the language to remove the reference to raising money "[t]through this listing."

In response to this comment, the Company has deleted the words through this listing

5.	We note your response to prior comment 10 and re-issue. Please revise your Summary section to include a series of concise, bulleted or numbered statements that is no more than two pages which summarizes the principal factors that make an investment in your company and/or this offering speculative or risky. For guidance, refer to Item 105(b) of Regulation S-K.

In response to this comment, the Company included a summary of risk factors.

6.	Your disclosure on page 49 indicates that you were reliant on two related parties, Minoan Medical and DISA Lifesciences, for a significant majority of your revenue in both the fiscal year ended February 29, 2022, and the quarter ended May 31, 2022. Please revise your disclosure here and in the section titled "Description of Business" to discuss your reliance on these two customers.

In response to this comment, the Company included additional disclosure of the historical relationship with these entities on the sales front and further explained how the relationships have changed over time to the Company again taking sales functions in-house, and how their function is now immaterial to the Company’s present plans.

7.	We note your revised disclosure indicating that Medinotec Inc. "proved the viability of its business plan" to the shareholders of DISA Medinotec Proprietary Limited ("DISA Medinotec") on March 2, 2022, in order to close Medinotec Inc.'s acquisition of DISA Medinotec. Please describe how Medinotec proved the viability of its business plan to the shareholders of DISA Medinotec.

In response to this comment, this was done by presenting the subscription documents that were obtained from the investors to the Board and Shareholders of DISA Medinotec, the aggregate number of this was over the $3 million mark, which was the required minimum of the private placement, since the only items remaining was for the funds to be transferred from the shareholders in return for their equity stakes. Management decided to allow the sale of business to happen on March 2, 2022.

Risks Related to Financial Condition, page 6

8.	We reissue comment 11 to the extent you have not disclosed the percentage of your cash flow that must be dedicated to debt service, both principal and interest.

In response to this comment, it is currently the intention of management to settle the loan in equity at some point in the future, since the agreement allows the Medinotec Group Companies to settle the amounts either in equity or in cash. Therefore, the impact on cashflow would be zero.

If the Company elected to settle the loan in cash: Cash reserves available in May 2022 were $3,562,850 and the loan account outstanding at the same time was $1,837,211. Therefore, if settled today it would constitute 51% of available cash. Since we are not cash generative at the moment, we would not be able to settle the loan by using operational generated cashflows.

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Security Ownership of Certain Beneficial Owners and Management, page 29

9.	Your disclosure on the prospectus cover page and in risk factors indicates that Gregory Vizirgianakis owns 81% of the shares in your company. However, your disclosure here indicates that Gregory Vizirgianakis owns 45% of your common stock and that Stavros Vizirgianakis owns 36% of your common stock. Please reconcile your disclosure or advise. Please also revise to describe any arrangements whereby Gregory Vizirgianakis and Stavros Vizirgianakis have agreed to vote their shares together.

In response to this comment, the shareholdings of Gregory and Stavros Vizirgianakis, brothers, are as follows: Gregory owns 1,108,327 shares of common stock in his name, and both Gregory and Stavros are equity holders of King Style Investments Limited, in Cyprus, which owns 8,392,031shares of common stock in the Company. Gregory owns 43.39655% and Stavros 56.60345% of King Style Investments, which gives Gregory beneficial ownership over 3,641,852 of the shares and Stavros beneficial ownership over 4,750,179 shares. The change in beneficial ownership concerning these shares since February 2022 was as a result of Stavros acquiring more of an interest in the company and thus beneficial ownership over the shares.

Gregory and Stavros Vizirgianakis have not agreed to vote their shares together.

Company Overview, page 32

10.	We reissue comment 17. Revise to provide additional information on the need for government approvals (including FDA approvals), effect of government regulation, and costs and effects of compliance with environmental laws on your business. Refer to Items 101 (vii), (ix), and (xi) of Regulation S-K.

In response to this comment, the Company included additional information on the need for government approvals (including FDA approvals), effect of government regulation, and costs and effects of compliance with environmental laws on its business.

Description of Business, page 32

11.	Your disclosure appears to indicate that you acquired DISA Medinotec Proprietary Limited on March 2, 2022, and that you also acquired it in 2015 (when it was named "Disa Vascular"). Please reconcile your disclosure or advise.

In response to this comment, prior to the above, in 2015, DISA Vascular Distribution, an innovative medical device company that specialized in vascular technology for the treatment of coronary artery disease, was established. It was subsequently renamed DISA Medinotec Proprietary Limited. DISA Medinotec Proprietary Limited was situated in Cape Town, South Africa and within walking distance from Groote Schuur Hospital, had been developing stents for the international market since 1998. It has since produced high-quality medical devices through in-depth research and development capabilities (“R&D”) and a total commitment to patient care. Today the products are sold via a network of distributor partners both in South Africa and internationally.

Human Resources, page 33

12.	We note the revised disclosure on page 33 in response to comment 24 regarding your commercial team of over 100 individuals and your disclosure that you have retained three independent consulting companies. Please tell us why it is appropriate to state that these companies are "within the Medinotec Group of Companies" if they are also independent. Further, please revise your disclosure to describe the material terms of your agreements with each of these three companies and file the agreements as exhibits to your registration statement. Refer to Item 601(b)(10)(ii) of Regulation S-K.

In response to this comment, the Company updated its disclosure as follows:

Commercial team: Through our distribution partnerships with the certain consulting companies, the Commercial team representing the products of the Medinotec Group of Companies consists of over 100 individuals   responsible for all aspects of the sales process, including pricing, marketing, transportation and logistics, product development and general customer service. 12 of these 100 representatives currently have the products of the Medinotec Group of Companies as their core focus and the remaining 88 represent a blended basket of products which includes the products of the Medinotec Group of Companies and other products that are non-related to the group. The main relationship   described in this section is with DISA Vascular Distribution Proprietary Limited t/a DISA Lifesciences, DISA Lifesciences uses its staff and two subcontractors to market the products of DISA Medinotec in South Africa. Related party disclosure in the financial statements and the certain relationships and related transactions section of this document where the nature and flow of transactions between each of these parties have been disclosed in detail. The agreement with DISA Lifesciences is attached to this document as an annexure.

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Product Manufacturing -- Quality Assurance and Regulatory Requirements, page 42

13.	Please revise this section to clarify whether you manufacture your products or if the manufacturing is outsourced to third parties.

In response to this comment, the Company maintains quality standards relevant to the storage and distribution of the Company’s products. These include technical/quality agreements with the Company’s suppliers. Since the Company imports raw materials, all manufacturing of the products is performed in DISA Medinotec Proprietary Limited’s clean room facilities, and all instructions and quality manuals are written to convert a series of raw materials into finished goods against the applicable quality assurance standards and internal procedures. No Manufacturing steps are outsourced at the moment.

Our Key Products, page 43

14.	We reissue comment 21 in part. Please revise your disclosure to clearly state whether you have applied for FDA approval of your Cape Cross products. Please also provide the basis for your statement implying that FDA approval will be obtained by the end of Q4 2022. Alternatively, please remove this statement.

In response to this comment, the Company revised to state FDA 510(k) approval still needs to be obtained

15.	Please provide us with the basis for your statements that (i) the CE Mark is recognized as a valid accreditation by all countries in the world outside of the U.S., Canada, Australia, Japan and China and (ii) that Canada recognizes FDA approvals.

In response to this comment, the Company adjusted to be territory specific.

The Trachealator received the CE Mark of approval by a European notifying body (DEKRA). CE Marking is a qualification mandatory for any product to be sold in countries of the European Union.

The USA and Canada recognize only an FDA approval to accept products in their market – an 510(k) accreditation that was obtained in November 2021 for the Trachealtor.

Australia, Japan and China have their own quality accreditation systems (TGF, JIS & CFDA respectively) and do not accept CE marking and/or an FDA certificate.

Description of Property, page 47

16.	Revise the disclosure to summarize the material terms of the lease, including the term. We note, for example, that you disclose a five-year lease, but the exhibit you filed indicates a three-year lease, under which the initial period ends January 31, 2023.

In response to this comment, the Company revised as follows:

Currently, we do not own any real estate. Our principal executive offices are located at Northlands Business Park, 171 Bush Telegraph Avenue, Northriding, Johannesburg, South Africa. We have entered into a lease for this 8,783 square foot facility. We believe that our properties are adequate for our current needs, but growth potential may require larger facilities due to anticipated addition of personnel.

•	The lease term: Three years
•	Rent is approx.: $3,182 per month (Excluding Value Added Taxes)
•	No Escalation clause for the Three-year term
•	Rates taxes and Levies are billed in addition to the Rent
•	DISA Medinotec pays its own utility bills to the local service providers

We do not have any policies regarding investments in real estate, securities or other forms of property. Please refer to related party disclosures for the related party effects of the lease

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Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations for the Years Ended February 28, 2022, and 2021, page 49

17.	Please revise this section to provide a revenue breakdown for each of your four products.

In response to this comment, the Company included the disclosure as requested.

Results of Operations for the Years Ended February 28, 2022, and 2021, page 49

18.	You noted that the increase in revenue was due to “the European market and the fact that lighter Covid restrictions allows for less restricted travel and training to be conducted.” Please quantify each of the reasons noted for your increase in revenue and provide additional information how less restricted travel and training were factors to the increase in revenue. Please also quantify the factors discussed with regards to Cost of Goods and Operating Expense. For example, quantify the factors noted related to the adjustment for obsolete inventory, compliance costs to list products, and training and marketing.

In response to this comment, the Company adjusted and included as requested.

Results of Operations for the Quarter Ended May 31, 2022, and 2021, page 50

19.	Please describe and quantify the reasons why revenue for the quarter ended May 31, 2022, decreased as compared to the quarter ended May 31, 2021, and provide a revenue breakdown for each of your four products. Please also revise to describe why you did not make any sales to Minoan Medical Proprietary Limited during the quarter ended May 31, 2022.

In response to this comment, the Company adjusted and included as requested.

Executive Compensation, page 56

20.	Please describe the material terms of your employment arrangements with your named executive officers ("NEOs"). To the extent your NEOs have signed employment agreements or offer letters, please file such documents as exhibits to your registration statement.

In response to this comment, the Company included offer agreements to its registration statement.

Changes In and Disagreements with Accountants, page 58

21.	We have considered your response to comment 26 in our June 28, 2022, letter. Please provide all of the disclosures required by Item 304(a) and (b) of Regulation S-K regarding your prior and current auditors in your amended filing.

In response to this comment, the Company included all of the disclosures required by Item 304(a) and (b) of Regulation S-K.

The requested letter from the prior auditor is attached as an exhibit to the registration statement.

Medinotec Incorporated Group Consolidated Statement of Operations

For the Three Months Ended May 31, 2022 (Unaudited) and May 31, 2021, page F-27

22.	Please remove the line items referencing discontinued operations or provide all the disclosures required under ASC 205-20-50.

In response to this comment, the Company removed discontinued operations.

Notes to the Financial Statements 2. Significant Accounting Policies l. Revenue recognition, page F-33

23.	You note that you recognize revenue over the contract term. You also note that sales revenue is recognized in accordance with industry practice which is when all the risks and benefits of ownership of products have been transferred to customers under executed sales agreements. Please revise to clarify when control of the promised goods or services are transferred to a customer. Refer to ASC 606-10-50-12a.

In response to this comment, all sales are made with Free On-Board INCO terms therefore the risk transfers to the purchaser as soon as it leaves the warehouse of DISA Medinotec.

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12. Business Acquisitions

a. Acquisition of Disa Medinotec Proprietary Limited, page F-44

24.	On page 5 you note that on March 2, 2022, Medinotec Inc. proved the viability of its business plan to the Shareholders of DISA Medinotec Proprietary Limited in South Africa, which meant that a business combination under common control originated on this date. Please tell us how this meets ASC 805-50-25-2 as the date of transfer.

In response to this comment, to properly account for the transfer of the membership interests of DISA Medinotec Proprietary Limited, the Company reviewed the ownership structure of all of the entities involved in the contribution transaction, as contemplated in the Registration Statement, and concluded that in accordance with ASC 805-50-25-2, the contribution of such membership interests will qualify as a transfer of ownership between entities under common control.  In accordance with ASC 805-50-30-5:

On the date of the transfer 2 March 2022, Gregory Vizirgianakis (CEO) was the 100% ultimate beneficial owner of DISA Medinotec Proprietary Limited and owned 95% of Medinotec Inc in Nevada. On the date of the transfer the solicitors proved that they have enough interest in investors to invest in the combined group of companies. Therefore, the share exchange and assumption of the loan account happened on this date and that the minimum of $3 million would be exceeded in the private placement. The agreement got signed on 2 March 2022 and all share certificates were transferred and therefore ownership of the company changed hands.

“When accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interests shall initially measure the recognized assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer. If the carrying amounts of the assets and liabilities transferred differ from the historical cost of the parent of the entities under common control, for example, because pushdown accounting had not been applied, then the financial statements of the receiving entity shall reflect the transferred assets and liabilities at the historical cost of the parent of the entities under common control.”

The pro forma financial information provided in the Registration Statement reflects this conclusion

ASC 805-50-15-6 states that the guidance in the Transactions Between Entities Under Common Control Subsections applies to combinations between entities or businesses under common control in which an entity charters a newly formed entity and then transfers some or all of its net assets to that newly chartered entity.  If the guidance in the subsection applies, then in accordance with ASC 805-50-30-5, the Company will initially measure the recognized assets and liabilities transferred at their carrying amounts (historical cost) in the accounts of the transferring entity at the date of transfer. Since Medinotec Nevada was only incorporated on 22 April 2021 it acted as an empty shell until it acquired the interests in DISA Medinotec South Africa, therefore there are no material intercompany transactions for which retained income would need to be adjusted and secondly the date of 2 March 2022 as the transfer effectively on the second day of the new financial year and therefore the results presented is on a fully consolidated basis.

25.	Please tell us your consideration of ASC 805-50-45 with regards to financial statement presentation in the period of transfer and for prior periods.

In response to this comment, we advise that the Company believes the financial information of DISA Medinotec Proprietary Limited is properly presented based on the carryover basis of accounting because the transfer of the ownership qualifies as a reorganization of entities under common control.

In ASC 805, “control” has the same meaning as “controlling financial interest” in ASC 810-10-15-8. A “controlling financial interest” is generally defined as ownership of a majority voting interest by one entity, directly or indirectly, of more than 50 percent of the outstanding voting shares of another entity. U.S. GAAP does not define the term “common control.”

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On the date of the transfer 2 March 2022, Gregory Vizirgianakis (CEO) was the 100% ultimate beneficial owner of DISA Medinotec Proprietary Limited and owned 95% of Medinotec Inc in Nevada. Common ownership was the most important factor that was used in making the decision on how to account for these transactions.

The Registration Statement will be revised to clarify this determination.

The accounting treatment for the contribution of the membership interests of DISA Medinotec Proprietary Limited into the structure of Medinotec Inc Nevada was based upon the following facts:

On the date of the transfer 2 March 2022, Gregory Vizirgianakis (CEO) was the 100% ultimate beneficial owner of DISA Medinotec Proprietary Limited and owned 95% of Medinotec Inc in Nevada. Common

Based upon the facts as outlined above, the Company applied the guidance outlined in ASC 805-50 which deals with transactions between entities under common control.

Transactions between entities under common control are accounted for in a manner similar to the pooling of-interest method. Thus, the financial statements of the commonly controlled entities would be combined, retrospectively, as if the transaction had occurred at the beginning of the period. However, ASC 805-50-45-5 states that prior years’ comparative information is only adjusted for periods during which the entities were under common control. In addition, ASC 805-50-45-2 requires that the “effects of intra-entity transactions on current assets, current liabilities, revenue, and cost of sales for periods presented and on retained earnings at the beginning of the periods presented shall be eliminated to the extent possible.”

Pro forma information have been prepared and presented on this basis:

Since Medinotec Nevada was only incorporated on 22 April 2021 it acted as an empty shell until it acquired the interests in DISA Medinotec South Africa, therefore there are no material intercompany transactions for which retained income would need to be adjusted and secondly the date of 2 March 2022 as the transfer effectively on the second day of the new financial year and therefore the results presented is on a fully consolidated basis

Exhibits

26.	Please file the documentation governing your loan payable to Minoan Medical Proprietary Limited as an exhibit to your registration statement.

In response to this comment, the Company included the loan as an exhibit to the registration statement.

Sincerely,

/s/ Pieter van Niekerk

Pieter van Niekerk

CFO

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